Exhibit 99.1

SANDSTORM GOLD PROVIDES UPDATES ON NORMAL COURSE ISSUER BID AND PROJECTS

Vancouver, British Columbia — December 28, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to provide an update regarding activity under its normal course issuer bid (“NCIB”) as well as exploration and development progress at a number of assets underlying the Company’s streams and royalties.

NORMAL COURSE ISSUER BID

Sandstorm previously announced a NCIB (see press release dated March 30, 2016), providing the Company with the option to purchase its common shares when management believes that the common shares are undervalued by the market. The fourth quarter of 2016 has seen significant declines in the price of gold, impacting Sandstorm’s share price and market valuation. As a result, the Company has recently purchased some of its common shares. Since December 15, 2016, the Company has purchased 545,977 common shares at a weighted average price of C$4.56 per common share.

Under the NCIB rules of the Toronto Stock Exchange, daily purchases cannot exceed 49,211 common shares subject to the Company’s ability to make block purchases.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, no shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ANFIELD PROVIDES PROGRESS UPDATE ON the CORINGA PROJECT

Since completing the acquisition of Magellan Minerals Ltd., Anfield Gold Corp. (“Anfield”) has made substantial progress at the Coringa gold project in Para State, Brazil (“Coringa”) and is targeting production in late 2017.

The development work required to advance the project includes a 20,000-metre infill drilling program, engineering work to complete a NI 43-101 feasibility study incorporating the Andorinhas plant, disassembly, relocation and reassembly of the Andorinhas plant to the Coringa site and permitting.

Anfield has completed 11,281 metres of a 20,000-metre infill drilling program and 1,000 drill samples have been sent for assay. The results of the infill drilling program will be used to update the feasibility study resource model, mine design and schedule. Feasibility level design of the Coringa CIL plant incorporating the Andorinhas CIP plant is complete and the balance of geology, engineering, environmental and social studies supporting the feasibility study are ongoing. The study is expected to be completed in the second quarter of 2017. Final engineering design to support the Coringa plant construction has been initiated.

Anfield has assembled a Brazil-based operating team and several key management members and operations staff previously operated the Andorinhas plant. Over 75% of the Andorinhas plant and mining equipment has been disassembled and shipped to the Coringa site and reassembly of the plant will begin once detailed engineering is complete and the required permits are obtained.

Permitting efforts are ongoing to obtain the mining concession license and related operating licenses for the Coringa project. These will allow for the planned full scale production rate of 750 tonnes of mineralized material per day. Full scale production permitting will be a primary focus of the company in 2017.

For more information visit the Anfield website at www.anfieldgold.com and see the press release dated November 3, 2016.

Sandstorm holds a 2.5% net smelter returns (“NSR”) royalty on the Coringa project.

MARIANA REPORTS FURTHER HIGH GRADE INTERCEPTS FROM INFILL AND EXTENSION DRILLING AT HOT MADEN, BEGINS DRILLING AT ERGAMA

Mariana Resources Limited (“Mariana”) continues to report high grade gold-copper intercepts from ongoing diamond drilling at the Hot Maden project in north east Turkey (“Hot Maden”), confirming the internal continuity of gold-copper mineralisation within the Main Zone resource area.

The recent infill drilling forms part of a program designed to reduce drill hole spacings to 25 metres by 25 metres and to provide both detailed geotechnical data and metallurgical samples for mine development studies. Highlights from the drill results include:

•	HTD-71: 69.6 metres @ 62.7 grams per tonne (“g/t”) gold and 2.68% copper from 210 metres downhole including:

o	7 metres @ 526 g/t gold and 3.28% copper (210m – 217 m)
o	14 metres @ 27.7 g/t gold and 3.38% copper (217m – 231 m)

o	148.6 metres @ 1.7 g/t gold and 2.39% copper (231m – 279.6 m)

•	HTD-70: 63 metres @ 8.3 g/t gold and 1.65% copper from 218 metres downhole including:
o	5 metres @ 35.6 g/t gold and 1.46% copper from 225 metres downhole.

•	HTD-72: 34.5 metres @ 19.4 g/t gold and 1.31% copper from 180.5 metres downhole including:
o	3.0 metres @ 54.4 g/t gold and 1.30% copper from 192 metres downhole.

•	HTD-82: 31 metres @ 17.0 g/t gold and 1.70% copper from 266 metres downhole and 37.5 metres @ 2.1 g/t gold and 1.49% copper from 317 metres downhole.

•	HTD-78: 79.0 metres @ 14.3 g/t gold and 1.59% copper from 294 metres downhole including:
o	18.0 metres @ 55.1 g/t gold and 1.58% copper from 296 metres downhole.

•	HTD-77: 90 metres @ 22.6 g/t gold and 4.39% copper from 96 metres downhole including:
o	11 metres @ 30.9 g/t gold and 6.30% copper from 99 metres downhole.

•	HTD-75: 62 metres @ 11.7 g/t gold and 1.43% copper from 276 metres downhole including:
o	2.0 metres @ 250 g/t gold and 6.50% copper from 282 metres downhole; and
•	44.0 metres @ 1.05 g/t gold and 1.46% copper from 334 metres downhole.

The potential for the discovery of a deep (>250 metres), possibly fault offset block of Main Zone-type mineralisation beneath the “Ridge” area (southern limit of the Main Zone resource) has increased with the successful intersection of high grade gold and copper mineralisation at depth in three holes. Assay results include:

•	HTD-69: 7 metres @ 19.7 g/t gold and 2.1% copper from 351 metres downhole.

•	HTD-76: 33 metres @ 1.4 g/t gold and 0.99% copper from 357 metres downhole, and 11 metres @ 6.1 g/t gold and 0.97% copper from 443 metres downhole.

•	HTD-80: 4.5 metres @ 16.3 g/t gold and 1.90% copper from 177.5 metres downhole and 5.0 metres @ 8.4 g/t gold and 1.30% copper from 194.0 metres downhole.

The Hot Maden Preliminary Economic Assessment is in the process of being finalized with an anticipated completion date expected early in the New Year.

In addition to its exploration work at Hot Maden, Mariana recently announced that it has commenced an initial 7-hole diamond drill program at the Ergama copper-gold project in western Turkey (“Ergama”). The drilling is expected to be completed in early January 2017 with assay results expected before the end of the first quarter of 2017. The main targets to be tested include near-surface, porphyry-style copper-gold mineralisation within the central portion of the Ergama claim block, in addition to peripheral high grade vein/fault hosted gold-silver mineralisation.

For more information and complete drill results and Mineral Resource details visit the Mariana Resources website at www.marianaresources.com and see the press release dated October 26, 2016, November 29, 2016 and December 20, 2016.

Sandstorm holds a 2.0% NSR royalty on the Hot Maden and Ergama projects.

ERDENE CONTINUES TO EXPAND HIGH-GRADE ZONES AT BAYAN KHUNDII, RELEASES DRILL RESULTS AT ALTAN NAR

Erdene Resource Development Corp. (“Erdene”) has released a number of drill results from its Q3/Q4 2016 drill campaign at the Bayan Khundii gold project in southwest Mongolia (“Bayan Khundii”). Gold mineralization at Bayan Khundii has been identified over a 1.7 kilometre trend, with detailed exploration taking place over a 500 metre by 350 metre zone in the southwest portion of the prospect area, where Erdene’s drill programs have focused. Results include several high-grade intersections within a series of parallel structures.

As of November 28, 2016, 87 diamond drill holes totaling 9,784 metres had been drilled at Bayan Khundii and the most recent results released in November (BKD-62 to BKD-87) continued to expand the boundaries of gold mineralization, with several high-grade gold intersections over wide intervals. Multiple gold-bearing structures are now being defined at Bayan Khundii, including Striker Zone, the most extensively explored zone.

Deep Striker

Drilling along the southern boundary of the Striker Zone, targeting extensions at depth, returned the highest grade gold intercept reported to date with 65 metres of 6.3 g/t gold (71m-136m) including 37 metres of 11 g/t gold (76m-113m, BKD-77).

Striker North

As part of Erdene’s Striker Zone expansion program, drilling has further defined a new gold zone north of Striker with 6 metres of 9.0 g/t gold (54m-60m, BKD-63) and 19 metres of 1.6 g/t gold (25m-40m, BKD-65). The latest three holes testing the northern extension ended in gold mineralization and included 18 metres of 7.1 g/t gold (BKD-86).

Striker Main

The Striker Main drilling continues to provide impressive intersections with good continuity and high grades over broad intervals including 56 metres of 2.1 g/t gold (44m-100m, BKD-74), including 3 metres of 22.7 g/t gold (68m-71m); 71 metres of 1.1 g/t gold (29m-100,BKD-73) and 21 metres of 8.3 g/t gold (61m-82m), within 36.7 metres of 5.0 g/t gold (46m-82.7m, BKD-84).

Step-Out Drilling

On November 25, 2016, Erdene mobilized a drill rig to test a target area approximately 200 metres north of the Striker Zone, surrounding the successful step-out hole BKD-60 which intercepted 123m @ 1.23 g/t gold (20m-143m). Results from a series of drill holes in this area are anticipated to be reported early in Q1-2017.

A summary of the drill results for holes BKD-01 to BKD-60 can be found in table 1 below.

Results Summary for Holes BKD-01 to BKD-60

Results Reported	Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
December 9, 2015	BKD-01	14	21	7	27.5
December 14, 2015	BKD-09 incl	33 34	59 49	26 15	5.9 16.2
December 14, 2015	BKD-10 incl	0 11	35 23	35 12	5.70 16.2
May 9, 2016	BKD-17 incl incl	50 54 82	113 69 95	63 15 13	5.31 11.5 11.3
May 24, 2016	BKD-28	42	120	78	1.00
June 14, 2016	BKD-34	76	142	66	1.01
June 22, 2016	BKD-44	0.7	9	8.3	14.2
October 4, 2016	BKD-46 incl and	2.3 8 100	19 15 108	16.7 7 8	4.65 10.2 5.61
October 4, 2016	BKD-49 incl	45 74	116 98	71 24	3.06 7.52
October 4, 2016	BKD-51 incl incl	0 76 100	112 106 103	112 30 3	1.17 3.23 19.8
October 18, 2016	BKD-57 incl incl	36 62 66	126 93 73	90 31 7	2.51 6.80 26.0
October 18, 2016	BKD-60 incl incl	20 24 29	143 92 59	123 68 30	1.32 1.96 2.98

Altan Nar

In addition to the exploration program at Bayan Khundii, Erdene recently tested a target at the Altan Nar gold-polymetallic project, 19 kilometres to the northwest of Bayan Khundii. Hole TND-101 intersected 110 metres of 9.3 g/t gold, 32 g/t silver and 1.4% combined lead-zinc (32m-142m) including 14 metres of 55.6 g/t gold, 131 g/t silver and 5.65% combined lead-zinc (96m-110m), and 5 metres of 24.8 g/t gold, 49.8 g/t silver and 3.48% combined lead-zinc (73m-78m).

Altan Nar is considered to be a carbonate-base metals gold deposit, a style of deposit that includes the most prolific gold producers in the southwest Pacific rim and includes well-known deposits such as Porgera (Papua New Guinea) and Kelian (Indonesia).

For more information and complete drill results visit the Erdene website at www.erdene.com and see the press releases dated November 17, 2016, November 28, 2016, and December 19, 2016.

Sandstorm holds a 2% NSR royalty on Erdene’s Bayan Khundii and Altan Nar projects. The Company also owns 5 million shares of Erdene, at an average cost of $0.20.

OSISKO INCREASES DRILL PROGRAM AT WINDFALL BY 250,000 METRES

Osisko Mining Inc. (“Osisko”) has announced that it is increasing the scale on the ongoing drill program at the Windfall Lake gold project located in Québec, Canada. Since late October 2015, Osisko has drilled approximately 115,000 metres as part of an originally announced 50,000 metre program (expanded twice to the current 150,000 metre drilling campaign) on the Windfall Lake gold deposit and surrounding exploration targets. Exploration success in the initial 150,000 metre program has included:

•	an upgraded geological interpretation of the Windfall deposit which is leading to a significantly expanded and still growing footprint for the previously known area of mineralization;
•	the discovery of several significant new zones of mineralization including Wolf Zone and the recently announced new shallow high-grade zone known as the Lynx Zone, discovered on the 600 metre extension fence);
•	the recently announced 600 metre NE extension of the main corridors of mineralization (Caribou, Zone 27, Wolf and Underdog); and
•	two new discoveries in the surrounding area (Fox and Black Dog).

Recently reported drill results include:

Fox

•	27.6 g/t gold over 3.1 metres (406.0m-409.1m, DDH OSK-U-16-734);
•	8.04 g/t gold over 3 metres (65.5m-68.5m, DDH OSK-U-16-732); and
•	6.78 g/t gold over 2.0 metres (DDH OSK-U-16-731).

Windfall Extension

•	65.0 g/t gold over 5.7 metres (226.3m-232.0m, DDH OSK-W-16-760) including;
o	76 g/t gold over 3.5 metres (226.3m-229.8m); and
o	100 g/t gold over 0.8 metres (229.0m-229.8m).

Underdog

•	34.4 g/t gold over 5.7 metres uncut (260m-265.7m, DDH OSK-W-16-720);
•	13.8 g/t gold over 6.6 metres (1135.5m-1142.1m, DDH OSK-W-16-708-W2);
•	7.57 g/t gold over 7.70 metres (944.8m-952.5m, DDH OSK-W-16-706-W3);
•	11.8 g/t gold over 4.6 metres (539.2m-543.8m, DDH OSK-W-16-309-W3);
•	25.1 g/t gold over 2.0 metres and 15.5 g/t gold over 2.9 metres (797m-799m, DDH OSK-W-16-704-W1); and

•	13.0 g/t gold over 2.0 metres (918.8m-921.0m, DDH OSK-W-16-311-W2).

The new 250,000 metres of drilling will assist Osisko in further exploring and defining the known mineralization within the main deposit area and the recently discovered NE extension area. Osisko’s objective is to maximize the level of information to be included in an anticipated initial 2017 resource update.

For more information and complete drill results visit the Osisko website at www.osiskomining.com and see press releases dated October 12, 2016, October 25, 2016, November 23, 2016, December 5, 2016, December 19, 2016.

Sandstorm holds a 0.5% and a 1% NSR royalty on portions of the Windfall Lake property.

EntrÉE Gold DISCUSSES Turquoise Hill Release of Oyu Tolgoi Expansion PEA

Entrée Gold Inc. ("Entrée") announced the filing of an updated technical report ("2016 OTTR") relating to the Oyu Tolgoi copper-gold project in Mongolia. Turquoise Hill Resources Ltd. ("Turquoise Hill") filed the report under National Instrument 43-101 -Standards of Disclosure for Mineral Projects.

In addition to updating the Reserve Case on the open pit and Hugo North (including Hugo North Extension) Lift 1 block cave, 2016 OTTR includes Preliminary Economic Assessments of potential later phases of the Oyu Tolgoi deposits utilizing four Alternative Production Cases. Two of these deposits, Hugo North (including Hugo North Extension) Lift 2 and Heruga include Entrée/Oyu Tolgoi LLC joint venture resources. The Alternative Production Cases take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant and evaluate plant capacity expansions as high as 120 million tonnes per annum. Variations in operating and capital costs are also evaluated.

Sandstorm has a stream agreement to purchase 5.62% of the gold, 4.26% of the silver and 0.42% of the copper from the Oyu Tolgoi project deposits - the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. These deposits are the northern-most and southern-most, respectively, in the 12 kilometre-long Oyu Tolgoi series of deposits. The resources at Hugo North Extension include a Probable reserve, which is included in Lift 1 of the underground mine development.

On November 3, 2016, Turquoise Hill announced that work had begun for Shaft 5 sinking and the convey-to-surface box cut excavation, while construction of critical on-site facilities continued. Oyu Tolgoi recently signed an additional underground mining and support services contract with Dayan Contract Mining for the sinking of Shafts 2 and 5. At the end of the third quarter 2016, the underground workforce was approximately 1,600 people and was expected to reach 2,400 people by the end of 2016.

For more information visit the Entrée Gold website at www.entreegold.com and see the press release dated October 24, 2016. The Turquoise Hill technical report, titled "2016 Oyu Tolgoi Technical Report", with an effective date of October 14, 2016, is available on SEDAR at www.sedar.com under Turquoise Hill's profile.

Kirkland Lake Gold Reports Additional High Grade Intercepts and Identifies New Mineralization at Macassa From Underground Drilling on the South Mine Complex

Kirkland Lake Gold Inc. ("Kirkland Lake Gold") reported new high grade drill intercepts from underground exploration drilling on the South Mine Complex ("SMC") at the Macassa Mine Complex, in Kirkland Lake, Ontario.

The drilling program infilled gaps in drill hole coverage between inferred resource blocks and identified new mineralization associated with the easterly strike extension of the SMC within the HM Claim, located approximately 610 metres southeast of the #2 shaft at the Macassa Mine Complex. Underground drilling highlights include:

•	651.8 g/t gold (93.6 g/t cut) over 3.8 metres, including 2,846.1 g/t gold over 0.5 metres, in hole 53-2921;
•	40.1 g/t gold over 3.0 metres in hole 53-2967;
•	97.7 g/t gold (70.2 g/t cut) over 1.6 metres, including 263.3 g/t gold over 0.3 metres, in hole 53-3065;
•	102.5 g/t gold (26.7 g/t cut) over 3.2 metres, including 923.3 g/t gold over 0.3 metres, in hole 53-3098; and
•	100.5 g/t gold (68.6 g/t cut) over 1.6 metres, including 261.6 g/t gold over 0.3 metres, in hole 53-3099.

All intercepts are core lengths. High grade assays are cut to 246.9 g/t or 120.0 g/t depending on the zone.

The drill program concentrated on both infilling gaps in drill hole coverage and also expanding the SMC further to the east within the HM Claim by testing a zone which was initially identified by drill hole 53-2414.

Kirkland Lake Gold has since completed 24 additional drill holes which has expanded and better defined this zone of mineralization. Based on the additional drilling, the zone has been defined over a strike length of 130 metres and is open up dip and is currently being tested with additional step out drilling.

For more information and for complete drill results visit the Kirkland Lake Gold website at www.klgold.com and see the press release dated November 7, 2016. Sandstorm holds a 2.0% NSR royalty on the HM Claim.

Primero Provides Exploration Update ON Black Fox Deep Central Zone

Primero Mining Corp. ("Primero") announced the results of successful exploration at the Black Fox mine located near Timmins, Ontario, Canada. The discovery, delineation and recent commencement of production from the Deep Central Zone at Black Fox is an important milestone for the mine. Initial production mining of the Deep Central Zone has returned positive results with grades and tonnes reconciling well with the production block model. First long-hole production blasting occurred in early-September, and is expected to continue to ramp-up from this area.

Three underground diamond drill rigs have been active on the 520 level exploration drift, targeting mineralization located down-plunge and to the west of the Deep Central Zone. Results have reconfirmed the high-grade tenure of the Deep Central Zone with drill hole 520-EX346-06 intercepting 27.9 g/t gold over 5.8 metres (from 355.6m-361.4m) at approximately 800 metres depth and more recent drilling returning significant gold grades including 34.4 g/t gold over 1.0 metre (402m-403m, 520-EX346-09) below the Deep Central Zone at approximately 900 metres depth. Deep drilling efforts are ongoing and are expected to be released by Primero in due course.

After successfully expanding and delineating the Black Fox Deep Central Zone, Primero has shifted focus to other priority target areas located to the west and at depth. Recent exploration of the west targets has returned positive results with significant gold grades including 87.3 g/t gold over 1.4 metres (505.9m-507.3m, 520-EX290-02), 9.5 g/t gold over 1.0 metres (368.5m-369.5m, 520-EX286-07), 28.1 g/t gold over 2.7 metres (376m-378.7m, 520-EX286-05), 4.6 g/t gold over 5.4 metres (454m-459.4m, 520-EX286-01) and 9.1 g/t gold over 1.2 metres (497.2m-498.4m, 520-EX286-02). Drill hole 520-EX286-05 was drilled to test an extension of the W1 High Quartz target, which remains open at depth. Holes 520-EX286-01 and -02 have identified the W5 Far West target which requires further infill exploration and remains open at depth. In addition, two surface drill rigs have been testing for other areas of Froome-like mineralization.

For more information, visit the Primero website at www.primeromining.com and see the press release dated September 19, 2016 and November 9, 2016.

Sandstorm has a gold stream agreement to purchase 8% of the life of mine gold produced from Black Fox for a per ounce cash payment equal US$524 per ounce.

YAMANA GOLD PROVIDES EXPLORATION UPDATE AT GUALCAMAYO

Yamana Gold Inc. (“Yamana”) issued an update on the exploration programs at its Gualcamayo mine in Argentina (“Gualcamayo”). Yamana has completed a total of 2,457 metres distributed in 12 holes since September, testing the near-surface oxide deposits called Potenciales and Las Vacas. Several of the holes, including 16QD-975 drilled at Potenciales, have discovered important mineral intercepts that begin near the surface and continue to depth. The results continue to suggest the potential for the expansion of the Mineral Resource base immediately adjacent to the southwest and northeast of the QDD open pit. Construction of road access to further test and expand these oxide deposits surrounding the QDD main pit is in the planning stage and will begin early in the first quarter of 2017.

Recent drill results from holes completed at Cerro Condor and Potenciales (August 24, 2016 to September 26, 2016.), including all holes completed at these targets with results above a 0.5 g/t gold result are reported below:

Hole Id	Target	From (m)	To (m)	Length (m)	Au (g/t)
16QD-968	Cerro Cóndor - 2600	284.0	290.0	6.0	0.58
16QD-970	Cerro Cóndor - Antena	6.0	16.0	10.0	0.43
16QD-970	Cerro Cóndor - Antena	126.0	128.0	2.0	2.59
16QD-972	Cerro Cóndor 2500	12.0	26.0	14.0	5.69
16QD-972	Cerro Cóndor 2500	36.0	42.0	6.0	0.98
16QD-971	Cerro Cóndor - Antena	35,5	44.0	8.5	1.35
16QD-971	Cerro Cóndor - Antena	91.0	98.0	7.0	0.91
16QD-971	Cerro Cóndor - Antena	300.0	308.0	8.0	0.71
16QD-971	Cerro Cóndor – Antena	322.0	326.0	4.0	1.16
16QD-974	Cerro Cóndor 2500	8.0	10.6	2.6	1.44
16QD-975	Potenciales - P10	4.0	108.0	104.0	1.41
16QD-975 incl.	Potenciales - P10	8.0	20.0	12.0	2.36
16QD-975 incl.	Potenciales - P10	28.0	49.0	21.0	1.92
16QD-975 incl.	Potenciales - P10	62.0	68.0	6.0	1.25
16QD-975 incl.	Potenciales - P10	88.0	102.0	14.0	3.27
16QD-976	Potenciales - P10	8.0	30.0	22.0	1.23
16QD-976	Potenciales - P10	34.0	48.0	14.0	1.13
16QD-977	Potenciales - P10	18.0	28.0	10.0	2.49
16QD-977	Potenciales - P10	32.0	38.0	6.0	0.64

Several of these intersections, in particular 16QD975, are at the pit wall and are sufficient in width and grade to suggest potential positive contributions to increases in Mineral Resources and Mineral Reserves at grades that exceed the current in pit grades. These new discoveries show large, untested potential exists at the surface or near surface well beyond the known extents of the current mineral inventory.

For more information, visit the Yamana website at www.yamana.com and see the press release dated October 27, 2016.

Sandstorm holds a 1.0% NSR royalty on the Gualcamayo mine.

QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 131 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178